UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES

OF THE WASHINGTON PLATE PLANT

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

401(k) Savings Account Plan for Employees of the Washington Plate Plant

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 25, 2012

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Investments at fair value:
Interest in common collective trusts	$3,529,785	$87,945
Interest in synthetic investment contracts	3,525,469	3,276,122
Interest in registered investment companies	2,563,945	5,143,298
Corporate common stock	896,834	753,893
Interest-bearing cash and cash equivalents	—	612,962

Total investments at fair value	10,516,033	9,874,220

Notes receivable from participants	293,907	269,010

Net assets available reflecting investments at fair value	10,809,940	10,143,230
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(141,890)	(99,614)

Net assets available for benefits	$10,668,050	$10,043,616

See accompanying notes.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Contributions:
Employer	$234,645	$210,257
Employee	746,394	573,136

Total contributions	981,039	783,393

Interest income on notes receivable from participants	12,048	12,902

Investment income:
Net gain/(loss) from interest in common collective trusts	(110,403)	67,412
Net gain from interest in registered investment companies	45,424	604,028
Net gain/(loss) on corporate common stock	(13,426)	166,727
Interest income	—	35,005
Other income	97,664	87,983

Total investment income	19,259	961,155

	1,012,346	1,757,450

Distributions to participants	(367,479)	(545,604)
Administrative expenses and other, net	(20,433)	(15,725)

	(387,912)	(561,329)

Net increase in net assets available for benefits	624,434	1,196,121
Net assets available for benefits at beginning of year	10,043,616	8,847,495

Net assets available for benefits at end of year	$10,668,050	$10,043,616

See accompanying notes.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2011 or 2010. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

2. Description of the Plan

The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to encourage thrift and to assist represented employees of the Washington Plate facility of Allegheny Ludlum LLC (the Company) in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum LLC is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor).

The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee’s annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee’s discretion. The Company contributes $0.50 for each hour worked per eligible represented employee. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). Such contributions are made only from current income or accumulated earnings of the Company. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

3. Investments

The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), common collective trusts (CCT) and pooled separated account, and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2011 and 2010 were as follows:

	Years Ended December 31
	2011	2010
Based on actual earnings	2.54%	3.01%
Based on interest rate credited to participants	2.31%	2.90%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2011	2010
Prudential Core Conservative Intermediate Bond Index Fund ***	$1,101,249	$1,067,238
Vanguard Target Retirement 2025 Fund	901,052	760,496
Allegheny Technologies Incorporated Common Stock	896,834	753,893
Vanguard Target Retirement 2020 Fund	800,711	720,193
Vanguard Institutional Index Fund	673,161	630,240
Vanguard Target Retirement 2015 Fund*	597,049	466,710
EB Temporary Investment Fund of Bank of New York Mellon**	—	612,962

* Prior year presented for comparative purposes only

** Current year presented for comparative purposes only

***Held within SICs

Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2011	2010
Monumental Life Ins. Co. Constant Duration SIC	$1,071,285	$1,061,471
Prudential Constant Duration SIC	1,045,685	1,035,090
United of Omaha Fixed Maturity SIC*	723,851	—
State Street Bank Constant Duration SIC**	—	571,575

* Prior year presented for comparative purposes only

** Current year presented for comparative purposes only

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds and pooled separate accounts – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, a pooled separate account, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.

Assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$3,529,785	$3,529,785
Interest in synthetic investment contracts (b)	—	3,525,469	3,525,469
Interest in registered investment companies (c)	2,563,945	—	2,563,945
Corporate common stock (d)	896,834	—	896,834

	$3,460,779	$7,055,254	$10,516,033

a)	This class includes approximately 14% fixed income funds and 86% target date funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 13% government and government agency bonds, 4% residential mortgage-backed securities, 7% commercial mortgage-backed securities, 11% in pooled separate accounts, 63% in common/collective funds and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
c)	This class includes approximately 62% U.S. equity funds, 8% non-U.S. equity funds, 13% balanced funds, and 17% fixed income funds.
d)	Comprised of ATI common stock.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

December 31, 2010	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$87,945	$87,945
Interest in synthetic investment contracts (b)	—	3,276,122	3,276,122
Interest in registered investment companies (c)	5,143,298	—	5,143,298
Corporate common stock (d)	753,893	—	753,893
Interest-bearing cash and cash equivalents	612,962	—	612,962

	$6,510,153	$3,364,067	$9,874,220

a)	This class includes approximately 100% fixed income funds.
b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.
c)	This class includes approximately 32% U.S. equity funds, 4% non-U.S. equity funds, 8% balanced funds, 50% target date funds, and 6% fixed income funds.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 26, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation with respect to amendments through December 30, 2009. Subsequent to this issuance of the determination letter, the Plan was amended on July 15, 2010, effective January 29, 2010 as requested by the IRS as a condition for the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

EIN: 25-1792394         Plan Number: 020

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Description	Current Value
Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$366,266
American Funds Europacific Growth Fund	197,235
American Funds Growth Fund of America	343,630
MFS Value Fund	176,507
MSIF Small Company Growth Fund	365,442
Vanguard FTSE All-World Ex-US Index Fund	7,528
Vanguard Inflation-Protected Securities Fund	157,759
Vanguard Institutional Index Fund	673,161
Vanguard Total Bond Market Index Fund	276,417

Total Registered Investment Companies	$2,563,945

Corporate Common Stock
Allegheny Technologies Incorporated*	$896,834

Common Collective Trusts
Mellon Stable Value Fund of The Bank of New York Mellon	$88,538
The Bank of New York Collective Trust Government Short Term Investment Fund of The Bank of New York Mellon	403,847
Vanguard Target Retirement 2010 Fund	80,533
Vanguard Target Retirement 2015 Fund	597,049
Vanguard Target Retirement 2020 Fund	800,711
Vanguard Target Retirement 2025 Fund	901,052
Vanguard Target Retirement 2030 Fund	346,911
Vanguard Target Retirement 2035 Fund	220,426
Vanguard Target Retirement 2040 Fund	42,523
Vanguard Target Retirement 2045 Fund	30,210
Vanguard Target Retirement 2050 Fund	430
Vanguard Target Retirement Income Fund	17,555
Adjustment from fair to book value	(2,598)

$3,527,187

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$12,664
CMBS, BACM 2005-3 A3A	41,460
GNMA Project Loans, GNR 06-51 A	9,038
Bank of America, N.A. Wrap contract	(1,426)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	61,736

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

EIN: 25-1792394        Plan Number: 020

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Description	Current Value
CMBS, CDCMT 2002-FX1D1	32,782
CNP 2005-A A2	12,055
Freddie Mac, FHR 2891 NB	9,489
CMBS, MLMT 05-CIP1 A2	44,568
CMBS, CD05-CD1 A2 FX	7,755
State Street Bank Wrap contract	(830)

State Street Bank Fixed Maturity Synthetic Contract 105028	105,819

BMWOT 2011-A A3	16,216
CGCMT 2004-C1 A3	5,765
CSFB 2003-CK2 A4	8,368
FHR 3814 KE	13,537
FHR 3841 NE	13,646
FHR 3864 CA	13,627
FHR 3874 DH	21,884
FHR 3909 UG	44,369
FNMA 0.9 11/07/14	24,443
FNR 2011-23 AB	13,237
FNR 2011-32 QB	14,144
FNR 2011-38 AG	13,480
FNR 2011-69 TB	20,328
FNR 2011-74 BA	14,097
GCCFC 2003-C2 A3	3,895
GE 1 7/8 09/16/13	6,611
GNR 2009-122 DG	20,865
GSMS 2004-GG2 A4	6,796
HAROT 11-1 A3	8,156
JPMCC 2005-LDP1 A4	23,280
LBUBS 2004-C1 A4	19,568
MLMT 2004-MKB1 A4	16,053
MSC 2004-T15 A4	19,289
T 0 3/4 06/15/14	104,948
T 0 3/8 11/15/14	251,844
TAOT 2011-A A3	8,140
UST 0 3/4 12/15/13	5,626
WBCMT 2006-C29 A2	521
WOART 2011-A A3	7,741
United of Omaha Wrap contract	(16,623)

United of Omaha Fixed Maturity Synthetic #SVW 15102	723,851

401(k) Savings Account Plan for Employees

of the Washington Plate Plant

EIN: 25-1792394        Plan Number: 020

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Description	Current Value
FHR 2934 OC	3,743
Natixis Financial Products Wrap contract	(16)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	3,727

Total Fixed Maturity Synthetic Contracts	$895,133

Separate Account Synthetic Contracts
ING Life & Annuity Co.	$387,222
Natixis Wrap contract	(13,148)

Total Separate Account Synthetic Contracts	$374,074

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$33,595
BlackRock, 1-3 Year Credit Bond Index Fund	134,387
BlackRock, Asset-Backed Sec Index Fund	223,986
BlackRock, Comm Mortgage-Backed Sec Fund	33,660
BlackRock, Int Term Credit Bond Index Fund	247,350
BlackRock, Int Term Government Bond Index Fund	134,571
BlackRock Global Investors, Long Term Government Bond Index Fund	68,181
BlackRock, Mortgage-Backed Sec Index Fund	247,240
Monumental Life Ins. Co. Wrap contract	(51,685)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	1,071,285

Prudential Core Conservative Intermediate Bond Fund	1,101,249
Prudential Wrap Contract	(55,564)

Prudential Constant Duration Synthetic Contract GA 62215	1,045,685

Total Constant Duration Synthetic Contracts	$2,116,970

Participant loans* (4.25% to 9.25%, with maturities through 2016)	$293,907

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
401(K) SAVINGS ACCOUNT FOR EMPLOYEES OF THE WASHINGTON PLATE PLANT

Date: June 25, 2012	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)